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FORM 4                                                                                                       OMB Approval
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                                                                                                  OMB Number               3235-0287
                                 U.S. SECURITIES AND EXCHANGE COMMISSION                          Expires:        September 30, 1998
                                         WASHINGTON, D.C. 20549                                   Estimated average burden
                                                                                                  hours per response ........... 0.5
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                       ----------------------------------
[ ] Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
   Wang            Samuel                                   8x8, Inc. - EGHT                      to Issuer
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
        2445 Mission College Blvd.                Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)        February 1999       ----        title ---       below)
                 (Street)                                                 ------------------                below)
Santa Clara          CA              95054                                5. If Amendment,           Vice President, Manufacturing
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                                       TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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 Common Stock                    2/01/99    S            10,000    D        $4.75                                 D
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 Common Stock                    2/23/99    G             2,000    D        $4.75                                 D
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 Common Stock                    2/01/99    P             2,923    A(1)     $3.40                                 D
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 Common Stock                    2/01/99    S             2,923    D        $4.75                                 D
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                                                                         TOTAL:            92,400(2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
  * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1) These shares were acquired under the 8x8, Inc. Employee Stock Purchase Plan.
(2) Includes 35,802 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through June 24, 2000 as long as Mr. Wang remains an employee or consultant of the Company.

                                                                                                                    SEC 1474 (7-96)



FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                            Common
(right to buy)               $6.80      06/23/97                                (1)    06/23/07  Stock    30,000         $6.80
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     derivative              Form of                     Indirect
   (Instr. 4)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                30,000                  D
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Explanation of Responses:
(1) Shares vest at a rate of 1/48th per month after June 23, 1997.
Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                                                /s/ Samuel Wang                 3/9/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     ------------------------------- -------
                                                                **Signature of Reporting Person   Date



Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                     SEC 1474 (7-96)
